SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential plc - Prudetial Acquisition

31 May 2012

Prudential plc through its wholly-owned subsidiary Jackson National Life to acquire the US holding company of REALIC for £398 million

Financially attractive
· Accretive to IFRS and EEV earnings immediately; Accretion to Jackson's IFRS pre-tax earnings is estimated at £100 million in the first year of ownership

· Represents price-to-European Embedded Value of approximately 46 per cent

· Represents price-to-European Embedded Value of approximately 46 per cent

· Modest impact on the Group's IGD excess capital of £0.1 billion

Strategically enhancing
· Increases scale and diversifies Jackson's earnings

· Adds high-quality seasoned and stable income stream

Increases Jackson 2013 cash net remittance objective
· 2013 Jackson annual net remittance objective increased from £200 million to £260 million

On 30 May 2012, Jackson National Life Insurance Company ("Jackson"), an indirect wholly-owned subsidiary of Prudential plc ("Prudential"), entered into an agreement to buy SRLC America Holding Corp ("SRLC") from Swiss Re. Jackson will pay US$621 million (£398 million) in cash for the business, financed from its own resources.  The purchase price will be adjusted as explained in more detail in the explanatory notes below.  Swiss Re will retain a portion of the SRLC business through reinsurance arrangements to be undertaken prior to completion.  The transaction is subject to regulatory approval and is expected to complete in the third quarter of 2012.

SRLC is a life insurance business that sits within the US division of Swiss Re's Admin Re.  The primary operating subsidiary of SRLC is Reassure America Life Insurance Company ("REALIC"), which since 1995 has completed a significant number of transactions through stock acquisitions and reinsurance arrangements and has acquired a diverse portfolio of traditional US life business. The earnings of SRLC are derived from seasoned, long-duration cash flows generated principally from term life, whole life and basic universal life products.  Jackson will acquire assets related to the subject business of approximately £6.7 billion and approximately 1.5 million policies.

The acquisition is expected to be accretive immediately to Prudential's IFRS and EEV earnings.  The accretion to Jackson's IFRS pre-tax earnings from the business to be acquired is estimated at £100 million in the first year of ownership.  The acquisition diversifies Prudential's earnings base by increasing the profits that Jackson derives from insurance income.

It is estimated that the embedded value of the acquired business at 30 June 2012 will be £865 million before taking into account future cost and capital synergies (net of implementation costs), which are expected to further enhance the value of the acquired business.

The acquisition is capital efficient such that it will have a modest impact on Prudential's IGD excess capital and Jackson will maintain a RBC ratio within its target range following completion of the transaction.  Following the acquisition, Prudential is increasing its 2013 Jackson annual net remittance objective from £200 million to £260 million per year.  Jackson's net remittance in 2012 will not be affected by the acquisition.

Commenting on the acquisition, Mike Wells, President and Chief Executive Officer, Jackson, said:

"This bolt-on acquisition is in-line with our strategy and is a great opportunity to increase the scale of our life business.  It is a capital efficient transaction that will produce an attractive IRR (internal rate of return) and payback period commensurate with what we achieve organically on writing new business.  It helps diversify Jackson's earnings by increasing the amount of income we generate from underwriting activities thereby enhancing the quality of our earnings and our ability to remit more cash to the Group."

Enquiries:

Media		Investors
Jonathan Oliver	+44 (0)20 7548 3719	David Collins	+44 (0) 20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Richard Gradidge	+44 (0) 20 7548 3860

Explanatory notes on the financial impact of the transaction

IFRS

1.     As the acquisition relates to a closed book of business, the acquired assets and liabilities will be accounted for at fair value which is anticipated to be equivalent to the purchase consideration. Accordingly, no goodwill will be  recognised on completion.

2. The estimated earnings accretion of £100 million represents stand-alone earnings of approximately £115 million, less £15 million of income foregone on the assets sold to finance the transaction.
3. The pre-tax earnings accretion forecast represents earnings between 1 July 2012 and 30 June 2013.

European Embedded Value (EEV)

4. The estimated EEV at 30 June 2012 is based on the economic assumptions for Jackson's non-variable annuity business at 31 December 2011.
5.     In accordance with market practice, the difference between the purchase consideration and the embedded value on completion will be treated as a gain on acquisition and be reported in the 2012 EEV income statement.

Capital

6. The impact of the transaction on the US Statutory basis balance sheet is expected to be modest, as £398 million of securities will be replaced by:
· a net £123 million of general account assets less liabilities; and

· a £275 million admissible asset representing future statutory profits acquired.

7.     The Group's IGD excess capital calculation incorporates Jackson's capital position on a US Statutory basis. Accordingly the impact on the Group's IGD is also modest, with the Group's IGD excess capital expected to reduce by approximately £0.1 billion, representing the incremental capital requirements of the business acquired.

Consideration

8.     As is customary in such transactions, the consideration of £398 million is based on an estimated balance sheet and will be adjusted within 90 business days after completion to reflect the actual value of SRLC according to its balance sheet on the date of completion.  The consideration will be adjusted to reflect the potential differences between the actual and expected balance sheets which may include market value movements on capital and surplus, unwinding of expected future profits, finalisation of the extraction of business that is not part of the acquisition and associated tax attributes.  The Directors reasonably believe the purchase price will not be adjusted by more than £60 million.  A further announcement will be made to confirm the final purchase price.

Conditionality

9.     One of the regulatory approvals on which the transaction is conditional relates to a pre-closing dividend Swiss Re will take. If this condition is not satisfied and is not waived by Jackson, Jackson will pay Swiss Re US$20 million.

Historic profits

10.   In 2011, on a US Statutory basis, REALIC delivered profit before tax and before net realised capital gains and losses of US$143 million and profit after tax and after net realised capital gains and losses of US$138 million.  This information includes the results of the business to be retained by Swiss Re and is not representative of the business to be acquired (such information is not available from the statutory accounts of REALIC).

Foreign exchange

11. A US$:£ foreign exchange rate of 1.56 has been used to determine the figures disclosed above.

About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £351 billion in assets under management (as at 31 December 2011). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

About Jackson National Life Insurance Company
With US$120 billion in assets (IFRS), Jackson National Life Insurance Company (Jackson) is a leading provider of retirement solutions. The company sells variable, fixed and fixed index annuities, life insurance and institutional products. Through its affiliates and subsidiaries, Jackson also provides asset management and retail brokerage services. Jackson markets its products in 49 states and the District of Columbia through independent and regional broker-dealers, wirehouses, financial institutions and independent insurance agents. Jackson's subsidiary, Jackson National Life Insurance Company of New York®, similarly markets products in the state of New York.

About SRLC
SRLC was incorporated on 29 March 2011 in order to effectuate the internal restructuring transactions of Swiss Re Ltd., the ultimate public company parent, into 3 distinct business units.  SRLC was dormant until the reorganisation of the U.S. Admin Re business on 1 July 2011.  Accordingly, the historical profit before tax and profit after tax information in respect of SRLC itself is not available.

About Swiss Re
Swiss Re is a leading wholesale provider of insurance, reinsurance and other insurance-based forms of risk transfer.

Forward-Looking Statements
This release may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives.  Statements that are not historical facts, including statements about Prudential's beliefs and expectations, are forward-looking statements.  These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them.  By their nature, all forward-looking statements involve risk and uncertainty.  A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement.  Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes.  These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits.  Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in the Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report.  Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at
www.prudential.co.uk .

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 31 May 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat